EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Years Ended December 31
	2008	2007	2006	2005	2004
Fixed charges, as defined:
Interest charges	$74,914	$80,095	$88,426	$84,952	$84,746
Amortization of debt expense and premium – net	4,673	6,345	7,741	7,762	8,301
Interest portion of rentals	1,601	1,612	1,802	2,394	2,443

Total fixed charges	$81,188	$88,052	$97,969	$95,108	$95,490

Earnings, as defined:
Income from continuing operations	$73,620	$38,475	$72,941	$44,988	$35,614
Add (deduct):
Income tax expense	45,625	24,334	41,986	25,764	21,592
Capitalized interest	(4,612)	(3,864)	(2,934)	(1,689)	(1,393)
Total fixed charges above	81,188	88,052	97,969	95,108	95,490

Total earnings	$195,821	$146,997	$209,962	$164,171	$151,303

Ratio of earnings to fixed charges	2.41	1.67	2.14	1.73	1.58